SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

INTERIM RESULTS:

Attached is the registrant’s unaudited semi-annual consolidated financial information, prepared on the basis of accounting principles generally accepted in the United States.

This interim information corresponds to a significant part of the registrant’s semi-annual report which the registrant filed on December 15, 2006 with the Ministry of Finance of Japan and each stock exchange in Japan on which securities of the registrant are listed. This semi-annual report was filed pursuant to the Securities and Exchange Law of Japan and includes, inter alia, consolidated financial information of the registrant for the first half of the fiscal year ending March 31, 2007. Most of the contents of the report have already been reported by the registrant in its press release dated November 10, 2006 a copy of which was furnished under cover of Form 6-K on November 13, 2006 by the registrant.

We have made forward-looking statements in this Form 6-K, all of which are subject to risks and uncertainties. These forward-looking statements contain information concerning possible or assumed business performance or achievement. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Important factors that could cause the actual performance or achievement to differ materially from those set forth in the attachment are identified in NTT’s various filings with the Unites States Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the actual results will not vary significantly from projected results.

The attached financial information is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office
Department IV

Date: December 15, 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2006	September 30, 2006	September 30, 2006
ASSETS

Current assets:
Cash and cash equivalents	¥1,410,837	¥704,395	$6,021
Short-term investments	55,957	107,657	920
Notes and accounts receivable, trade	1,792,948	1,978,664	16,912
Allowance for doubtful accounts	(32,011)	(32,157)	(275)
Inventories	391,603	407,910	3,486
Prepaid expenses and other current assets	351,523	435,674	3,724
Deferred income taxes	283,431	256,095	2,189

Total current assets	4,254,288	3,858,238	32,977

Property, plant and equipment (Note 1):
Telecommunications equipment	14,333,400	14,537,013	124,248
Telecommunications service lines	13,137,613	13,287,973	113,572
Buildings and structures	5,688,344	5,720,376	48,892
Machinery, vessels and tools	1,889,322	1,895,280	16,199
Land	864,518	879,203	7,515
Construction in progress	290,361	307,529	2,628

	36,203,558	36,627,374	313,054
Accumulated depreciation	(25,767,653)	(26,167,211)	(223,651)

	10,435,905	10,460,163	89,403

Investments and other assets:
Investments in affiliated companies (Notes 3 and 11)	280,533	283,575	2,424
Marketable securities and other investments (Note 4)	601,701	542,898	4,640
Goodwill, net (Note 9)	346,919	369,324	3,157
Other intangibles, net	1,323,695	1,301,792	11,126
Other assets	695,010	692,686	5,920
Deferred income taxes	948,144	856,310	7,319

	4,196,002	4,046,585	34,586

	¥18,886,195	¥18,364,986	$156,966

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen		Millions of U.S. dollars (Note 2)
	March 31, 2006	September 30, 2006	September 30, 2006
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	¥480,406	¥503,363	$4,302
Current portion of long-term debt	794,438	751,002	6,419
Accounts payable, trade	1,524,746	1,126,047	9,624
Accrued payroll	486,234	391,026	3,342
Accrued interest	17,395	12,090	103
Accrued taxes on income	215,459	154,118	1,317
Accrued consumption tax	26,656	45,440	389
Advances received	62,486	57,614	493
Other	364,809	309,827	2,648

Total current liabilities	3,972,629	3,350,527	28,637

Long-term liabilities:
Long-term debt	3,916,087	3,792,061	32,411
Obligations under capital leases	127,780	121,032	1,034
Liabilities for employees’ retirement benefits	1,684,741	1,671,992	14,291
Other	552,281	537,850	4,597

	6,280,889	6,122,935	52,333

Minority interest in consolidated subsidiaries	1,853,151	1,878,113	16,052

Shareholders’ equity:
Common stock, no par value (Note 5) -
Authorized - 61,929,209 shares Issued - 15,741,209 shares at March 31 and September 30, 2006	937,950	937,950	8,017
Additional paid-in capital (Note 9)	2,843,108	2,843,113	24,300
Retained earnings (Note 5)	3,747,265	3,997,314	34,165
Accumulated other comprehensive income (loss)	158,291	142,464	1,218
Treasury stock, at cost (Note 5) – 1,919,356 shares at March 31, 2006 and 1,919,956 shares at September 30, 2006	(907,088)	(907,430)	(7,756)

	6,779,526	7,013,411	59,944

Contingent liabilities (Note 11)
	¥18,886,195	¥18,364,986	$156,966

	Yen		U.S. dollars (Note 2)
	March 31, 2006	September 30, 2006	September 30, 2006
Per share of common stock:
Net assets	¥490,493.28	¥507,436.69	$4,337.07

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2005	2006	2006
Operating revenues:
Fixed voice related services	¥1,701,200	¥1,568,621	$13,407
Mobile voice related services	1,580,627	1,541,904	13,179
IP/packet communications services	947,472	1,082,944	9,256
Sale of telecommunications equipment	283,721	262,133	2,241
System integration	402,884	474,704	4,057
Other	315,579	318,969	2,726

	5,231,483	5,249,275	44,866

Operating expenses (Note 8):
Cost of services (exclusive of items shown separately below)	1,063,389	1,089,611	9,313
Cost of equipment sold (exclusive of items shown separately below)	573,731	606,174	5,181
Cost of system integration (exclusive of items shown separately below)	247,553	303,870	2,597
Depreciation and amortization	1,023,598	1,023,646	8,749
Impairment loss	3,434	1,062	9
Selling, general and administrative expenses	1,556,395	1,529,563	13,074
Write-down of goodwill and other intangible assets	—	3,825	33

	4,468,100	4,557,751	38,956

Operating income	763,383	691,524	5,910

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(37,829)	(36,082)	(308)
Interest income	15,822	12,520	107
Gains on sales of investments in affiliated company (Note 3)	61,962	80	1
Gains on sales of marketable securities and other investments (Note 4)	3,807	1,065	9
Others, net	26,497	30,551	261

	70,259	8,134	70

Income (loss) before income taxes	833,642	699,658	5,980

Income tax expense (benefit):
Current	197,480	158,581	1,355
Deferred	137,371	127,462	1,090

	334,851	286,043	2,445

Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	498,791	413,615	3,535
Minority interest in consolidated subsidiaries	(148,338)	(126,825)	(1,084)
Equity in earnings (losses) of affiliated companies (Note 3)	(19,720)	4,725	41

Net income (loss)	¥330,733	¥291,515	$2,492

	Shares or yen		U.S. dollars (Note 2)
	2005	2006	2006
Per share of common stock:
Weighted average number of shares outstanding	14,805,270	13,821,594
Net income (loss)	¥22,338.87	¥21,091.27	$180.27
Cash dividends	¥3,000.00	¥4,000.00	$34.19

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2005	2006	2006
Common stock (Note 5):
At beginning of period	¥937,950	¥937,950	$8,017

At end of period	937,950	937,950	8,017

Additional paid-in capital:
At beginning of period	2,799,828	2,843,108	24,300
Increase in interest of investee (Note 9)	41,272	—	—
Other	—	5	0

At end of period	2,841,100	2,843,113	24,300

Retained earnings:
At beginning of period	3,334,866	3,747,265	32,028
Appropriations -
Cash dividends (Note 5)	(44,819)	(41,466)	(355)
Net income (loss)	330,733	291,515	2,492

At end of period	3,620,780	3,997,314	34,165

Accumulated other comprehensive income (loss):
At beginning of period	63,066	158,291	1,353
Other comprehensive income (loss)	29,881	(15,827)	(135)

At end of period	92,947	142,464	1,218

Treasury stock, at cost (Note 5):
At beginning of period	(367,107)	(907,088)	(7,753)
Net change in treasury stock	(539,663)	(342)	(3)

At end of period	(906,770)	(907,430)	(7,756)

Shareholders’ equity at end of period	¥6,586,007	¥7,013,411	$59,944

Summary of total comprehensive income (loss):
Net income (loss)	¥330,733	¥291,515	$2,492
Other comprehensive income (loss)	29,881	(15,827)	(136)

Comprehensive income (loss)	¥360,614	¥275,688	$2,356

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2005	2006	2006
Cash flows from operating activities:
Net income (loss)	¥330,733	¥291,515	$2,492
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,023,598	1,023,646	8,749
Impairment loss	3,434	1,062	9
Deferred taxes	137,371	127,462	1,089
Minority interest in consolidated subsidiaries	148,338	126,825	1,084
Write-down of goodwill and other intangible assets	—	3,825	33
Loss on disposal of property, plant and equipment	42,817	56,692	485
Gains on sales of investments in affiliated company (Note 3)	(61,962)	(80)	(1)
Gains on sales of marketable securities and other investments (Note 4)	(3,807)	(1,065)	(9)
Equity in (earnings) losses of affiliated companies (Note 3)	19,720	(4,725)	(40)
(Increase) decrease in notes and accounts receivable, trade	238,197	(171,027)	(1,462)
(Increase) decrease in inventories	(57,288)	(14,934)	(128)
(Increase) decrease in other current assets	37,894	(30,523)	(261)
Increase (decrease) in accounts payable, trade and accrued payroll	(398,689)	(400,085)	(3,419)
Increase (decrease) in accrued consumption tax	17,391	18,299	156
Increase (decrease) in accrued interest	(4,997)	(5,001)	(43)
Increase (decrease) in advances received	13,880	(4,472)	(38)
Increase (decrease) in accrued taxes on income	85,222	(61,675)	(527)
Increase (decrease) in other current liabilities	55,555	(43,734)	(374)
Increase (decrease) in liabilities for employees’ retirement benefits, net of deferred pension costs	1,517	38,781	331
Increase (decrease) in other long-term liabilities	(13,644)	(13,752)	(117)
Other	(15,750)	(143,430)	(1,226)

Net cash provided by operating activities	1,599,530	793,604	6,783

Cash flows from investing activities:
Payments for property, plant and equipment	(909,901)	(878,706)	(7,510)
Proceeds from sale of property, plant and equipment	12,823	18,802	161
Payments for purchase of non-curent investments	(114,940)	(26,180)	(224)
Proceeds from sale of non-current investments (Note 3)	38,130	6,856	58
Payments for purchase of short-term investments	(250,344)	(2,692)	(23)
Proceeds from redemption of short-term investments	201,065	1,599	14
Acquisition of intangible and other assets	(187,508)	(276,509)	(2,363)

Net cash used in investing activities	¥(1,210,675)	¥(1,156,830)	$(9,887)

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen		Millions of U.S. dollars (Note 2)
	2005	2006	2006
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥194,416	¥256,143	$2,189
Payments for settlement of long-term debt	(249,382)	(430,017)	(3,675)
Dividends paid (Note 5)	(44,819)	(41,466)	(355)
Payments to acquire treasury stock (Note 5)	(539,663)	(337)	(3)
Payments for acquisition of subsidiary stocks from minority shareholders (Note 9)	(22,321)	(89,997)	(769)
Net increase (decrease) in short-term borrowings and other	23,872	(37,670)	(322)

Net cash provided by (used in) financing activities	(637,897)	(343,344)	(2,935)

Effect of exchange rate changes on cash and cash equivalents	5,364	128	1

Net increase (decrease) in cash and cash equivalents	(243,678)	(706,442)	(6,038)
Cash and cash equivalents at beginning of period	1,381,959	1,410,837	12,059

Cash and cash equivalents at end of period	¥1,138,281	¥704,395	$6,021

Cash paid during the period for:
Interest	¥42,078	¥41,077	$351

Income taxes, net	¥29,193	¥233,320	$1,994

Noncash investing and financing activities:
Capital lease obligations incurred during the period	¥7,469	¥7,583	$65

The accompanying notes are an integral part of these statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by Section 87 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Semi-annual Consolidated Financial Statements” (Japanese Ministry of Finance Ordinance No. 24, 1999), the accompanying consolidated balance sheets at March 31 and September 30, 2006 and the consolidated statements of income, shareholders’ equity and cash flows for the six months ended September 30, 2005 and 2006 of Nippon Telegraph and Telephone Corporation (“NTT”) and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America.

(1)	Application of New Accounting Standards

Inventory Costs

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs -an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4.” SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). ARB 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have an impact on the results of operations or financial position of NTT Group.

Share-Based Payment

Effective April 1, 2006, NTT Group adopted a revision of Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. The adoption of SFAS 123R did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Real Estate Time-Sharing Transactions

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67.” SFAS 152 amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in American Institute of Certified Public Accountants (“AICPA”) Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This Statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The adoption of SFAS 152 did not have an impact on the results of operations or financial position of NTT Group.

Exchanges of Non-Monetary Assets

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 153 (“SFAS 153”), “Exchanges of Non-Monetary Assets - an amendment of APB Opinion No. 29.” The amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS 153 did not have a material impact on the results of operations or financial position of NTT Group.

Accounting Changes and Error Corrections

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have any impact on the results of operations and financial position of NTT Group. NTT Group will continue to apply the requirements of SFAS No. 154 to any future accounting changes and error corrections.

(2) Principal Accounting Policies

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of NTT, those of its majority-owned subsidiaries, and variable interest entities (“VIEs”) that have become consolidated in accordance with the FASB revised Interpretation No. 46 (“FIN 46-R”), “Consolidation of Variable Interest Entities.” All significant intercompany transactions and accounts are eliminated in consolidation.

The half-year periods of certain foreign subsidiaries end on June 30 and any significant subsequent transactions for the period from July 1 to September 30 are reflected in the results of operations of NTT Group.

Investments in affiliated companies where NTT Group owns an aggregate of 20 to 50 percent, and/or if NTT exercises significant influence over the affiliated companies, are stated at cost plus equity in undistributed earnings. Investments with less than 20% ownership interest in various private companies whereby NTT Group does not have significant influence are recorded using the cost method of accounting.

Under APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” NTT evaluates its investments in affiliates for impairment due to declines in value considered to be other than temporary. In performing its evaluations, NTT utilizes various information, as available, including cash flow projections, independent valuations and, if applicable, stock price analysis. In the event of a determination that a decline in value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established.

When subsidiaries or affiliated companies issue shares to third parties at amounts in excess of or less than NTT’s average carrying value or similar transactions which result in a change in interest, the resulting change in interest is recorded in equity.

Use of estimates -

The preparation of NTT’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition -

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly billing plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amounts of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, NTT Group introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with between two and ten subscriptions. Until the year ended March 31, 2006, NTT Group had deferred revenues based on the portion of all unused allowances at the end of the period. The deferred revenues had been recognized as revenues as the subscribers make calls or utilize data communications, similar to the way airtime revenues are recognized, or as the allowance expires. As NTT Group developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, effective April 1, 2006, NTT Group started to recognize the revenue attributable to such forfeited allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when the subscribers make calls or utilize data connections. The effect of this accounting change was not material for NTT Group’s financial position or result of operations.

Within revenues from mobile voice related services, non-recurring upfront fees, such as activation fees, are deferred and recognized as revenues over the estimated average period of the customers for each service. The related direct costs are also deferred only to the extent of the related upfront fee amount and are amortized over the same period.

Sales of telecommunications equipment less certain amounts of agency commissions are recognized as income upon delivery of the equipment primarily to agent resellers in accordance with Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” The transactions are considered to have occurred when the agent resellers have taken title to the product, and the risk and rewards of ownership have been substantially transferred.

Revenues from system integration are recognized upon completion of each project. In connection with revenues from system integration projects, provision for estimated losses, if any, is made in the period in which the loss first becomes probable and reasonably quantifiable.

Cash, cash equivalents and short-term investments -

Cash in excess of daily requirements is invested in time deposits, marketable bonds of the Japanese Government, commercial paper and certificates of deposit purchased under agreements to resell. Those with original maturities of three months or less are classified as “Cash and cash equivalents” in the consolidated balance sheets. Those with original maturities of longer than three months and remaining maturities of 12 months or less at the end of the period are classified as “Short-term investments” in the consolidated balance sheets.

Foreign currency translation -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate current rates at the end of the period, and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (loss).

Foreign currency receivables and payables are translated at appropriate current rates at the end of the period and the resulting translation gains or losses are taken into income currently.

NTT Group transacts limited business in foreign currencies. The effect of exchange rate fluctuations from the initial transaction date to the settlement date is recorded as “Other, net” in the consolidated statements of income.

Marketable securities -

Unrealized gains and losses on equity securities designated as available-for-sale, whose fair values are readily determinable, are reported as a component of accumulated other comprehensive income (loss), net of taxes. Equity securities whose fair values are not readily determinable and equity securities for which sales are restricted by contractual requirements are carried at cost. NTT Group periodically reviews the carrying amounts of its marketable securities for impairments that are other than temporary. If this evaluation indicates there is an impairment that is other than temporary, the security is written down to its estimated fair value. Debt securities designated as held-to-maturity are carried at amortized cost and are reduced to net realizable value for declines in market value unless such declines are deemed to be temporary. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories -

Inventories consist of telecommunications equipment to be sold, projects in progress and materials and supplies. Telecommunications equipment to be sold and materials are stated at cost, not in excess of market value, with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value with cost being determined by the average cost method or by the specific identification method.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation is computed principally using a declining-balance method at rates based on estimated useful lives of the assets with the exception of buildings for which the straight-line method is generally used. With minor exceptions, the estimated useful lives of depreciable properties are as follows:

Digital switch equipment	6 years
Cables	10 to 13 years
Tubes and tunnels	27 years
Reinforced concrete buildings	38 to 50 years
Machinery, vessels and tools	2 to 20 years

Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Capitalized interest -

Interest is capitalized where it relates to the construction of property, plant and equipment over the period of construction. NTT Group also capitalizes interest associated with the development of internal-use software. NTT Group amortizes such capitalized interest over the estimated useful lives of the related assets.

Accounting for impairment of long-lived assets -

Long-lived assets, including property, plant and equipment, software and certain other intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets.” If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, “Impairment loss” is recognized for the difference between the fair value and carrying value of the asset in the consolidated statements of income.

Goodwill and other intangible assets -

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. NTT Group applies the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” under which goodwill is not amortized, but tested for impairment on an annual basis and when indicators of impairment are present.

Other intangible assets primarily consist of computer software and the right to use utility facilities. NTT Group capitalizes the cost of internal-use software, which has a useful life in excess of one year in accordance with AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized on a straight-line basis over a period of generally five years.

Income taxes -

Income taxes are computed based on “Income (loss) before income taxes” included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

NTT Group applies the accounting procedures and presentation used in the consolidated tax return system. Under the consolidated tax return system, the amount of corporate income tax and adjusted amounts related to corporate income and other similar tax is calculated by totaling the taxable income of NTT and its wholly-owned subsidiaries. In addition, the realizable amount of deferred tax assets relating to corporate income tax will be assessed on the basis of the future taxable income estimates of NTT and its wholly owned subsidiaries. As of September 30, 2006, NTT had 113 wholly owned subsidiaries in Japan, including NTT East, NTT West and NTT Communications.

Derivative financial instruments -

NTT Group uses several types of derivative financial instruments to manage foreign currency exchange rate and interest rate risks. NTT Group does not use derivative instruments for trading or speculative purposes.

In accordance with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivatives are recognized as either assets or liabilities in the balance sheet at fair value and are reported in “Prepaid expenses and other current assets,” “Other assets,” “Current liabilities - Other” and “Long-term liabilities - Other” in the consolidated balance sheets. Classification of each derivative as current or non-current is based upon whether the maturity of each instrument is less than or greater than 12 months. Changes in fair value of derivative financial instruments are either recognized in income or shareholders’ equity (as a component of accumulated other comprehensive income (loss)), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The fair values of forward exchange contracts, interest rate swap agreements, and currency swap agreements are estimated based on the amounts NTT Group would receive or pay to terminate the contracts at each year end with discounted amounts of net future cash flows.

For derivatives classified as fair value hedges, changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

For derivatives classified as cash flow hedges, changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in “Other comprehensive income (loss)” and reclassified into earnings when the hedged transaction affects earnings.

From time to time, however, NTT Group may enter into derivatives that economically hedge certain of its risks, even though hedge accounting does not apply under SFAS 133. In these cases, changes in the fair values of these derivatives are recognized in current period earnings.

NTT Group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value or cash flow hedges to (1) specific assets or liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. NTT Group also assesses (both at the hedge’s inception and on an ongoing basis at least quarterly) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not highly effective as a hedge, NTT Group discontinues hedge accounting. The amounts representing hedges’ ineffectiveness and the component of derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported as “Other, net” in the consolidated statements of income.

Cash flows from financial instruments accounted for as hedges are classified in the consolidated statements of cash flows under the same category as the items being hedged.

Net income per share –

Basic net income per share is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities, there is no difference between basic net income per share and diluted net income per share.

Comprehensive income -

Comprehensive income is defined in Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” as a total change in shareholders’ equity, excluding capital transactions. NTT Group’s comprehensive income comprises net income plus other comprehensive income (loss) representing changes in foreign currency translation adjustments, unrealized gains/losses on securities, minimum pension liability adjustments and unrealized gains/losses on derivative instruments.

Variable Interest Entities (VIEs) -

In accordance with FIN 46-R, VIEs with assets totaling approximately ¥26 billion and ¥34 billion ($291 million) as of March 31 and September 30, 2006, respectively, which were established to develop real estate for rental, and VIEs with assets totaling approximately ¥48 billion and ¥47 billion ($402 million) as of March 31 and September 30, 2006, respectively, which were established to lease software, have been recognized and consolidated as VIEs in which NTT Group is the primary beneficiary.

In addition to the above VIE in which NTT Group is the primary beneficiary, a VIE with assets totaling approximately ¥96 billion and ¥114 billion ($974 million) as of March 31 and September 30, 2006, respectively, which was established for the purpose of carrying out a project to develop real estate for rental, has been recognized as a VIE in which NTT Group holds significant variable interest, and NTT Group annually evaluates its preferential interest of ¥16 billion and ¥16 billion ($137 million) as of March 31 and September 30, 2006, respectively, which is accounted for using the equity method. NTT Group is jointly responsible with the other investor for the VIE’s financing activities and estimates that its maximum exposure to loss over the amount of the preferential interest is approximately ¥40 billion and ¥49 billion ($419 million) as of March 31 and September 30, 2006, respectively.

Accounting for Asset Retirement Obligations

NTT Group adopted Statement of Financial Accounting Standards No. 143 (“SFAS 143”), “Accounting for Asset Retirement Obligations.” SFAS 143 requires that legal obligations associated with the retirement of tangible long-lived assets be recorded as liabilities, measured at fair value, when those obligations are incurred if a reasonable estimate of fair value can be made. Upon initially recognizing liabilities for asset retirement obligations, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived assets.

NTT Group’s asset retirement obligations subject to SFAS 143 primarily relate to obligations to restore leased land and buildings for NTT Group’s telecommunications equipment to their original condition. NTT estimates the fair value of these liabilities and concludes its amount is immaterial.

Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

NTT Group adopted Emerging Issues Task Force Issue No. 03-02 (“EITF 03-02”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This provides a consensus that Japanese employers should account for the entire separation process as a single settlement event upon completion of the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets. Prior to the actual transfer of the substitutional portion of the benefit obligations and related plan assets, no accounting should be affected. Additionally, EITF 03-02 requires that the resultant gain from the government subsidy which is the difference between the substitutional portion of the obligations settled, assuming a market discount rate, and the government-calculated amount which determines the plan assets required to be transferred, would be recognized as a gain at settlement.

In June 2003, pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, NTT Kosei-Nenkin-Kikin (NTT Employees Pension Fund) applied to the Japanese Government for permission to be relieved of the future obligation to disburse the benefits covering the substitutional portion, and in September 2003, the approval was granted. However, in accordance with EITF 03-02, no accounting should occur until the completion of the entire transfer.

It is undetermined when the transfer of the benefit obligations and related plan assets will take place and what the sum accompanying the settlement will be.

Recent pronouncements -

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. SFAS 155 permits an election for fair value remeasurement of any hybrid financial instrument containing an embedded derivative that otherwise would be required to be bifurcated from its host contract in accordance with SFAS 133, along with certain other clarifications and amendments to SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring during fiscal years beginning after September 15, 2006, which, for NTT Group, is the year beginning April 1, 2007. The adoption of SFAS 155 will not have an impact on the results of operations or financial position of NTT Group.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (“SFAS 156”), “Accounting for Servicing of Financial Assets - amendment of FASB Statement No. 140”. SFAS 156 provides some relief for servicers that use derivatives to economically hedge fluctuations in the fair value of their servicing rights and changes how gains and losses are computed in certain transfers or securitizations. SFAS 156 is effective during fiscal years beginning after September 15, 2006, which, for NTT Group, is the year beginning April 1, 2007. The adoption of SFAS 156 will not have an impact on the results of operations or financial position of NTT Group.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return; it also provides guidance on derecognition, classification of current or non-current, interest and penalties, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which, for NTT Group, is the year beginning April 1, 2007. NTT is currently evaluating the impact of adoption of FIN 48 on its results of operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The definition of fair value retains the exchange price notion and SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. SFAS 157 emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which, for NTT Group, is the year beginning April 1, 2008. NTT is currently evaluating the impact of adoption of SFAS 157 on its results of operations or financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (“SFAS 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS 158 amends Statement of Financial Accounting Standards Nos. 87, 88, 106 and 132(R) and requires employers to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status. Secondly, it requires employers to measure the plan’s assets and obligations that determine its funded status as of the end of the fiscal year. Lastly, employers are required to recognize changes in the funded status of a plan in the year that the changes occur with the changes reported in comprehensive income. SFAS 158 is required to be adopted by entities having fiscal years ending after December 15, 2006, which, for NTT Group, is the end of the year ending March 31, 2007. The adoption of SFAS 158 will not have an impact on the results of operations, but will have an impact on the financial position of NTT Group, the extent of which is difficult to estimate at this time. If the effect is estimated as of March 31, 2006, “Liabilities for employees’ retirement benefits” in the “Long-term liabilities” would increase by ¥90,000 million ($769 million) and “Accumulated other comprehensive income (loss)” in the “Shareholder’s equity” would decrease by ¥54,000 million ($462 million).

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. The provisions of SAB 108 require it to be applied by registrants in their annual financial statements covering the first fiscal year ending after November 15, 2006, which, for NTT Group, is the end of the year ending March 31, 2007. NTT Group will determine the materiality of misstatements in financial statements in accordance with the provisions of SAB 108.

Reclassifications –

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the six months ended September 30, 2006.

2. U.S. dollar amounts:

U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the rate of ¥117 = US$1, the approximate current rate at September 30, 2006, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.

3. Investments in affiliated companies:

Hutchison 3G UK Holdings Limited -

On May 27, 2004, NTT DoCoMo, Inc. (“NTT DoCoMo”) agreed to sell its entire shareholding in Hutchison 3G UK Holdings Limited (“H3G UK”) to Hutchison Whampoa Limited (“HWL”) for a total consideration of £120 million in a Sale and Purchase Agreement signed between NTT DoCoMo and HWL. Under the terms of the agreement, NTT DoCoMo was to receive payment in three installments, the final installment of which was expected to be made in December 2006, either in cash or in shares of Hutchison Telecommunications International Limited (“HTIL”), a subsidiary company of HWL. As a result of the agreement, NTT DoCoMo waived certain of its minority shareholder’s rights, including voting right and supervisory board representation. As NTT DoCoMo no longer had the ability to exercise significant influence over H3G UK, NTT ceased to account for its investment in H3G UK using the equity method.

On October 15, 2004, NTT DoCoMo received 187,966,653 shares of HTIL (equivalent to £80 million) as the first installment payment by HWL, which was reported as marketable securities and other investments, with a corresponding amount recorded as other long-term liabilities until such time that the transfer of H3G UK shares is completed.

On May 9, 2005, NTT DoCoMo received a notice from HWL that HWL intended to exercise its right to accelerate completion of the payment on June 23, 2005. Consequently, NTT DoCoMo received £120 million in cash, and transferred the entire shareholdings in HTIL to HWL. As a result of the transaction, NTT recorded a gain on sale of affiliate shares of ¥61,962 million, including reclassification of foreign currency translation of ¥38,174 million, for the six months ended September 30, 2005.

Sumitomo Mitsui Card -

NTT DoCoMo entered into an agreement with Sumitomo Mitsui Card, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation that NTT DoCoMo and these companies would jointly promote the new credit transaction services which use mobile phones compatible with “Osaifu-Keitai*” service and NTT DoCoMo would form a capital alliance with Sumitomo Mitsui Card. Based on the agreement, on July 11, 2005, NTT DoCoMo acquired 34% of Sumitomo Mitsui Card’s common shares for ¥98,000 million, including new shares issued by Sumitomo Mitsui Card. Upon the completion of this transaction, NTT has accounted for its investment in Sumitomo Mitsui Card by the equity method since its acquisition date.

* “Osaifu-Keitai” refers to mobile phones equipped with a contactless IC chip, as well as the useful function and services enabled by the IC chip. With this function, a mobile phone can be utilized as electronic wallet, a credit card, an electronic ticket, a membership card, an airline ticket, and more.

Impairment -

NTT Group reviewed the business outlook of their affiliates in order to determine if any decline in investment values was other than temporary. As a result of such evaluations, NTT determined that decline in the value of investment in JSAT Corporation, a satellite operator, was other than temporary and recorded impairment charges of ¥19,379 million for the six months ended September 30, 2005. The impairment charges are included with equity in earnings (losses) of affiliated companies in the accompanying consolidated statements of income.

4. Marketable securities and other investments:

Marketable securities and other investments include available-for-sale securities and held-to-maturity securities. The aggregate carrying amounts, gross unrealized holding gains, gross unrealized holding losses and fair value by major security type at March 31 and September 30, 2006, are as follows:

	Millions of yen
	March 31, 2006
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥90,445	¥232,146	¥108	¥322,483
Debt securities	152,483	1	515	151,969
Held-to-maturity:
Debt securities	1,569	3	2	1,570

Total	¥244,497	¥232,150	¥625	¥476,022

	Millions of yen
	September 30, 2006
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥169,927	¥213,103	¥1,416	¥381,614
Debt securities	154,287	14	283	154,018
Held-to-maturity:
Debt securities	1,297	1	—	1,298

Total	¥325,511	¥213,118	¥1,699	¥536,930

	Millions of U.S. dollars
	September 30, 2006
	Carrying amounts	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	$1,452	$1,822	$12	$3,262
Debt securities	1,319	0	3	1,316
Held-to-maturity:
Debt securities	11	0	—	11

Total	$2,782	$1,822	$15	$4,589

In the ordinary course of business, NTT maintains long-term investment securities, which are included in “Marketable securities and other investments.” The total carrying amounts of the investment securities accounted for under the cost method were ¥227,878 million and ¥158,222 million ($1,352 million) at March 31 and September 30, 2006, respectively.

Proceeds, gross realized gains and losses from sales of available-for-sale securities for the six months ended September 30, 2005 and 2006 are as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars
	September 30, 2005	September 30, 2006	September 30, 2006
Proceeds	¥6,396	¥1,525	$13
Gross realized gain	¥4,541	¥1,083	$9
Gross realized loss	¥190	¥18	$0

Maturities of debt securities classified as held-to-maturity at March 31 and September 30, 2006 are as follows:

	Millions of Yen		Millions of yen		Millions of U.S. dollars
	March 31, 2006		September 30, 2006		September 30, 2006
	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value
Due within 1 year	¥507	¥505	¥236	¥236	$2	$2
Due after 1 year through 5 years	1,062	1,065	1,061	1,062	9	9
Due after 5 years through 10 years	—	—	—	—	—	—
Due after 10 years	—	—	—	—	—	—

Total	¥1,569	¥1,570	¥1,297	¥1,298	$11	$11

5. Shareholder’s equity:

Outstanding shares and Treasury stock –

The changes in the number of outstanding shares and treasury stock for the six months ended September 30, 2006, were as follows:

	Share
	The number of outstanding shares	The number of treasury stock
March 31, 2006	15,741,209	1,919,356
Acquisition of treasury stock through purchase of odd-lot shares	—	650
Resale of treasury stock in accordance with purchase of odd-lot shares	—	(50)

September 30, 2006	15,741,209	1,919,956

Dividend –

Cash dividends paid and declared for the six months ended September 30, 2006, were as follows:

(1)	Cash dividends paid

Resolution	The shareholders’ meeting on June 28, 2006
Class of shares	Common stock
Total cash dividends paid	¥41,466 million ($354 million)
Cash dividends per share	¥3,000 ($26)
Date of record	March 31, 2006
Date of payment	June 28, 2006

(2)	Cash dividends declared

Resolution	The Board of Directors’ meeting on November 10, 2006
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥55,285 million ($473 million)
Cash dividends per share	¥4,000 ($34)
Date of record	September 30, 2006
Date of payment	December 12, 2006

6. Business segment and geographic area:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

	Millions of yen	Millions of yen	Millions of U.S. dollars
For the six months ended September 30	2005	2006
Regional communications business -
Customers	¥1,857,824	¥1,793,655	$15,330
Intersegment	322,948	306,281	2,618

Total	2,180,772	2,099,936	17,948

Long distance and international communications business -
Customers	545,792	555,335	4,746
Intersegment	57,573	54,387	465

Total	603,365	609,722	5,211

Mobile communications business -
Customers	2,347,905	2,355,788	20,135
Intersegment	25,550	27,585	236

Total	2,373,455	2,383,373	20,371

Data communications business -
Customers	329,546	394,404	3,371
Intersegment	49,507	49,312	422

Total	379,053	443,716	3,793

Other -
Customers	150,416	150,093	1,283
Intersegment	447,542	410,019	3,504

Total	597,958	560,112	4,787
Elimination	(903,120)	(847,584)	(7,244)

Consolidated total	¥5,231,483	¥5,249,275	$44,866

Segment profit or loss:

	Millions of yen	Millions of yen	Millions of U.S. dollars
For the six months ended September 30	2005	2006
Operating income (loss):
Regional communications business	¥119,043	¥71,706	$613
Long distance and international communications business	30,655	26,927	230
Mobile communications business	558,368	516,889	4,418
Data communications business	12,695	33,045	282
Other	35,447	34,101	292

Total	756,208	682,668	5,835
Elimination	7,175	8,856	75

Consolidated operating income	¥763,383	¥691,524	$5,910

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to international customers.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the six months ended September 30, 2005 and 2006.

In the six months ended September 30, 2006, Plala Networks Inc has been reclassified from the regional communications business segment to the long distance and international communications business segment and NTT Resonant Inc. and one other company have been reclassified from the other services segment to the long distance and international communications business segment. Certain items for prior years’ segment financial information have been restated to conform this reclassification.

7. Leases:

Minimum future rental payments under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at March 31 and September 30, 2006 are as follows:

	Millions of yen	Millions of yen	Millions of U.S. dollars
	March 31, 2006	September 30, 2006	September 30, 2006
Within 1 year	¥3,927	¥4,079	$35
After 1 year	¥27,911	¥29,879	$255

Total	¥31,838	¥33,958	$290

8. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the six months ended September 30, 2005 and 2006 were ¥140,023 million and ¥135,653 million ($1,159 million), respectively.

9. Subsidiary stock transactions:

From May to June 2005, NTT DoCoMo repurchased 102,383 shares for ¥16,916 million. As a result, NTT’s interest in NTT DoCoMo increased from 63.0% to 63.2%. The resulting increase in interest amounting to ¥5,213 million was recorded as goodwill on the balance sheet as of March 31, 2006.

In August 2005, NTT DoCoMo repurchased 1,561,220 shares for ¥259,163 million and NTT Group sold 1,528,658 shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo decreased from 63.2% to 62.0%. The resulting decrease in interest amounting to ¥41,272 million was recorded as additional paid-in capital on the balance sheet as of March 31, 2006.

From December 2005 through February 2006, NTT DoCoMo repurchased a total of 134,374 shares for ¥23,999 million. As a result, NTT’s interest in NTT DoCoMo increased from 62.0% to 62.1%. The resulting increase in interest amounting to ¥7,330 million was recorded as goodwill on the balance sheet as of March 31, 2006.

From May to August 2006, NTT DoCoMo repurchased a total of 517,483 shares for ¥89,997 million ($769 million). As a result, NTT’s interest in NTT DoCoMo increased from 62.1% to 62.9%. The resulting increase in interest amounting to ¥26,256 million ($224 million) was recorded as goodwill on the balance sheet as of September 30, 2006.

From November to December 2006, subsequent to the six months ended September 30, 2006, NTT DoCoMo repurchased 278,057 shares for ¥50,025 million ($428 million) in the stock market and NTT sold no shares to NTT DoCoMo at that time. As a result, NTT’s interest in NTT DoCoMo increased to 63.3%. The resulting increase in interest will be recorded as goodwill on the balance sheet as of March 31, 2007.

10. Financial instruments:

Derivative instruments, hedging activities -

In the normal course of business, NTT Group has certain financial instruments including long-term debt and other financial assets and liabilities incurred. Such financial instruments are exposed to the market risk of interest rate changes and foreign currency fluctuations. In applying a consistent risk management strategy for the purpose of reducing such risk, NTT Group uses derivative financial instruments, such as forward exchange contracts, interest rate swap agreements, currency swap agreements and interest rate option contracts. NTT Group does not use derivative financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk Management -

NTT Group from time to time enters into forward foreign exchange contracts and currency swap agreements to hedge the risk of fluctuations in foreign currency exchange rates associated with long-term debt issued by NTT Group denominated in foreign currencies. Such contracts and agreements have the same maturity as the underlying debt.

Interest Rate Risk Management -

NTT Group’s exposure to market risk for changes in interest rates relates principally to its debt obligations. NTT Group has long-term debt primarily with fixed rates. Interest rate swap agreements are entered into from time to time to convert floating rate underlying debt or assets into fixed rate debt or assets, or vice versa. Interest rate option contracts are entered into from time to time to hedge the risk of a rise in the interest rate of underlying debt. These instruments are executed with creditworthy financial institutions.

Fair Value Hedge -

The derivatives designated as fair value hedges include interest rate swap agreements that are used for reducing the risk arising from the changes in the fair value of fixed rate debt. NTT Group issues a variety of long-term debt bearing several types of interest and denominated in several currencies. NTT Group has a strategy to fix the anticipated cash flow related to those debts. From time to time, however, NTT Group enters into pay floating receive fixed rate swaps, to protect the fair value of certain debts in asset liability management. Both the derivatives designated as fair value hedge and hedged items are reflected at fair value in the consolidated balance sheet. Changes in the fair value of the derivatives that are highly effective as, and that are designated and qualified as fair value hedges, along with changes in the fair value of the hedged items that are attributable to the hedged risk, are recognized as “Other, net” in the consolidated statements of income. The amount of ineffectiveness of these fair value hedges, which were reflected in earnings, was not material for the periods presented. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash Flow Hedge -

The derivatives designated as cash flow hedges include forward exchange contracts, currency swap agreements and interest rate swap agreements. NTT Group has foreign currency exposures related to its long-term debt denominated in other than yen. In accordance with NTT Group’s strategy, NTT Group fixes the anticipated cash flows of paying interest and principal amounts by entering into foreign currency contracts and foreign currency swaps, to ensure its cash flows are fixed in yen. This ensures that NTT Group is not exposed to fluctuations of foreign exchange rates. Also, NTT Group has floating rate debt exposures related to its long-term debt. In accordance with NTT Group strategy, NTT Group fixes the anticipated cash flows of interest payment by entering into pay fixed receive floating rate swaps. This ensures that NTT Group is not exposed to fluctuations of interest rates. Changes in the fair value of derivatives that are highly effective as, and that are designated and qualified as cash flow hedges are recorded in “Other comprehensive income (loss)”, until changes in cash flows from the hedged transactions are recognized as “Other, net” in the consolidated statements of income. For the periods presented, these cash flow hedges were effective and the amount that representing hedges’ ineffectiveness was not material. In addition, there were no material amounts excluded from the assessment of hedge effectiveness of cash flow hedges.

Fair value of financial instruments -

The table below shows the notional principal amounts, carrying amounts and fair values of NTT Group’s derivative financial instruments at March 31 and September 30, 2006. The fair values of derivative financial instruments are estimated based on the discounted amounts of future cash flows which NTT Group will receive or pay, assuming that NTT Group terminates the contracts and agreements as of March 31 and September 30, 2006.

	Millions of yen
	March 31, 2006
	Notional principal amounts	Carrying amounts	Fair value
Forward exchange contracts	¥2,435	¥106	¥106
Interest rate swap and currency swap agreements	805,161	5,636	5,636

Total	¥807,596	¥5,742	¥5,742

	Millions of yen
	September 30, 2006
	Notional Principal amounts	Carrying amounts	Fair value
Forward exchange contracts	¥1,566	¥93	¥93
Interest rate swap and currency swap agreements	726,011	(1,262)	(1,262)

Total	¥727,577	¥(1,169)	¥(1,169)

	Millions of U.S. dollars
	September 30, 2006
	Notional principal amounts	Carrying amounts	Fair value
Forward exchange contracts	$13	$1	$1
Interest rate swap and currency swap agreements	6,205	(11)	(11)

Total	$6,218	$(10)	$(10)

Concentrations of credit risk -

NTT Group does not have any significant concentration of business transacted with an individual counter-party or groups of counter-parties that could, if suddenly eliminated, severely impact its operations at September 30, 2006.

11. Contingent liabilities:

Contingent liabilities at September 30, 2006 for loans guaranteed amounted to ¥17,516 million ($150 million). The principal component of this total was a ¥9,716 million ($83 million) guarantee for borrowings by Cosmos Post and Telecommunications International Leasing Co., Ltd, an affiliate.

At September 30, 2006, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would have a material adverse effect on NTT’s consolidated financial position or results of operations.

12. Pledged assets:

As of March 31 and September 30, 2006, in compliance with the provisions of Article 9 of the Law Concerning the Nippon Telegraph and Telephone Corporation, Etc., total assets are pledged as general collateral for corporate bonds. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision of the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT, jointly and severally with NTT East, NTT West, and NTT Communications, has assumed the obligations of corporate bonds issued up to and including June 30, 1999, and the aggregate total of the assets of the four companies have been pledged as general collateral for these bonds.

13. Subsequent events:

There were no significant subsequent events other than those described in other footnotes of these consolidated financial statements.